October, 22nd, 2015

Chairman Bough Lin
Siliconware Precision Industries Co., Ltd.
No. 123, Section 3, Dafeng Rd, Tanzi District, Taichung City

Chairman Lin:

This Company lawfully purchased 779,000,000 common shares of your company during the period from August 24, 2015 to September 22, 2015, and completed the closing and transfer of the equity interest on October 1, 2015. This Company has lawfully become a shareholder of your company.

The intention of this Company’s investment in your company was to establish the basis and opportunity for exploration of possible avenues of cooperation with your company, in order to face the challenge of intensifying global competition and the growing trend for consolidation of the semiconductor industry.

This Company sincerely hopes that your company can acknowledge our ideal of initiating cooperation between both parties and jointly discuss the feasibility of future cooperation, so that under the precondition of full compliance with the law and maintaining shareholder and employee rights and benefits, we may establish specific plans for cooperation and work together for the development of the overall Taiwanese economy and the sustained improvement of the competitive advantage of the Taiwanese semiconductor packaging industry.

We look forward to hearing from you regarding a possible method and date for a meeting in which both parties can discuss the related matters, and hereby sincerely wish you the best of health.

Advanced Semiconductor Engineering Inc.
Chairman: Jason C. S. Chang